# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CureVac N.V., CIK 0001809122
CUSIP: N2451R105
Title of class of securities: Common Shares, par value (euro) 0.12 per share
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Date of event which requires filing of this statement: 12/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001999371-25-011273
Filed by CIK 0001131399
Persons authorized to receive notices and communications: Victoria A. Whyte, 79 New Oxford Street, London, United Kingdom (X0), WC1A 1DG, 44 020 8047 5000

## Reporting persons
- GSK plc (CIK 0001131399): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Common Shares previously reported were held directly by Glaxo Group Limited ("GGL"), an indirect wholly-owned subsidiary of GSK plc.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value (euro) 0.12 per share
Name of issuer: CureVac N.V.
Address of issuer's principal executive offices: Friedrich-Miescher-Strasse 15, Tubingen, Germany (2M), 72076
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed by GSK plc ("GSK") with the Securities and Exchange Commission on August 13, 2025 (the "Schedule 13D") with respect to the common shares, (euro) 0.12 par value per share (the "Common Shares"), of CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the "Issuer"), whose principal executive offices are located at Friedrich-Miescher-Strasse 15, 72076 Tubingen, Germany. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for GSK.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2(c) of the Schedule 13D is hereby amended by deleting Schedule A in its entirety and replacing it with Schedule A attached hereto to reflect updates to the titles and honorifics of certain directors and executive officers of GSK.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:

Pursuant to the terms of the Tender and Support Agreement, GGL tendered all Common Shares held by it in the Exchange Offer. The Exchange Offer expired as scheduled at 9:00 a.m. Eastern Time on December 3, 2025. The Common Shares held by GGL were accepted for exchange on December 3, 2025. As a result, GSK, through its wholly-owned indirect subsidiary GGL, no longer beneficially owns, or otherwise holds, any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as set forth below:

The responses of GSK to Rows (7) through (13) of the cover pages of this Amendment No. 1 are hereby incorporated by reference in this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as set forth below:

Except as disclosed in this Amendment No.1, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A to the Schedule 13D, (i) beneficially owned, or had the right to acquire, any Common Shares, or (ii) had the power to vote or to direct the vote, or to dispose or direct the disposition, of any of the Common Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as set forth below:

Except as disclosed in Item 4, neither GSK nor, to the best of its knowledge, any of the persons listed in Schedule A of the Schedule 13D, has effected any transaction in the Common Shares during the past sixty (60) days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: December 3, 2025.

## Signatures
- GSK plc: /s/ Victoria A. Whyte, Victoria A. Whyte, Authorized Signatory (12/05/2025)